Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

September 13, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nomura Alternative Income Fund Registration Statement on Form N-2

Ladies and Gentlemen:

Filed herewith electronically via EDGAR is the registration statement on Form N-2 (the “Registration Statement”) of the Nomura Alternative Income Fund. The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, and the applicable rules thereunder. Also being filed concurrently with the Registration Statement is the Notification of Registration on Form N-8A filed pursuant to Section 8(a) under the 1940 Act.

Questions and comments may be directed to the undersigned at (312) 569-1167 or, in my absence, to Joshua B. Deringer at (215) 988-2959.

Very truly yours,

/s/ Veena K. Jain_____

Veena K. Jain